THE CINCINNATI INSURANCE COMPANY
ENDORSEMENT
No.

Attached to and Forming Part of Bond No.	LIMIT/DEDUCTIBLE CHANGE ENDORSEMENT	Effective date of Endorsement
B80-535746		02/05/2010
Issued to : RAND CAPITAL CORPORATION & RAND CAPITAL SBIC, INC.

This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND — FORM 14

It is hereby understood and agreed that item 4. of the Declarations, Limits of Liability and Deductibles, is amended as follows:
Premium due at endorsement effective date: $509
Revised Policy Premium: $4,699

Insuring Agreement	Limit of Liability	Deductible
A — Fidelity	$350,000	$15,000
B — On Premises	$350,000	$15,000
C — in Transit	$350,000	$15,000
F — Counterfeit Currency	$350,000	$15,000
All other provisions of the policy remain unchanged except as herein expressly modified.

Date Issued: 3/2/10	The Cincinnati Insurance Company
	By	/s/ James L. Demer
(Authorized Representative)

ACKNOWLEDGEMENT OF PRINCIPAL
STATE OF NEW YORK
COUNTY OF
     On the 2nd of March in the year 2010, before me personally came                                          to me known, who, being by me duly sworn, did depose and say that he/she/they reside(s) in                      that he/she/they (is) (are) the                      of Rand Capital Corporation & Rand Capital SB1C, Inc. the corporation described in and which executed the above instrument; that he/she/they know the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the board of directors of said corporation, and that he/she/they signed his/her/their name(s) thereto by like authority.
Notary Public
ACKNOWLEDGEMENT OF SURETY
STATE OF NEW YORK
COUNTY OF Erie
     On the 2nd day of March in the year 2010, before me personally came James L Demer all who, being by me duly sworn, did depose and say that he/she/they reside(s) Erie County, NY, that he/she/they (is) (are) the Attorney-in-Fact duly appointed of                                          The Cincinnati Insurance Company the corporation described in and which executed the above instrument; that he/she/they know the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was affixed by authority of the board of directors of said corporation, and that he/she/they signed his /her/their names(s) thereto by like authority.

Notary Public	DANIEL P MCNAMARA
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
/s/ DANIEL P MCNAMARA	My Commission Expires 5/4/2013

THE CINCINNATI INSURANCE COMPANY
Fairfield, Ohio
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS: That THE CINCINNATI INSURANCE COMPANY, a corporation organized under the laws of the State of Ohio, and having its principal office in the City of Fairfield, Ohio, does hereby constitute and appoint
     Ralph J. Vanner, Jr.; Thomas J. Vanner; William J. Quinn and/or James L. Demer of Amherst, New York its true and lawful Attorney(s)-in-Fact to sign, execute, seal and deliver on its behalf as Surety, and as its act and deed, any and all bonds, policies, undertakings, or other like instruments, as follows:
Any such obligations in the United States, up to
Twenty Five Million and No/100 Dollars ($25,000,000.00).
     This appointment is made under and by authority of the following resolution passed by the Board of Directors of said Company at a meeting held in the principal office of the Company, a quorum being present and voting, on the 6th day of December, 1958, which resolution is still in effect:
“RESOLVED, that the President or any Vice President be hereby authorized, and empowered to appoint Attorneys-in-Fact of the Company to execute any and all bonds, policies, undertakings, or other like instruments on behalf of the Corporation, and may authorize any officer or any such Attorney-in-Fact to affix the corporate seal; and may with or without cause modify or revoke any such appointment or authority. Any such writings so executed by such Attorneys-in-Fact shall be binding upon the Company as if they had been duly executed and acknowledged by the regularly elected officers of the Company.”
     This Power of Attorney is signed and sealed by facsimile under and by the authority of the following Resolution adopted by the Board of Directors of the Company at a meeting duly called and held on the 7th day of December, 1973.
“RESOLVED, that the signature of the President or a Vice President and the seal of the Company may be affixed by facsimile on any power of attorney granted, and the signature of the Secretary or Assistant Secretary and the seal of the Company may be affixed by facsimile to any certificate of any such power and any such power of certificate bearing such facsimile signature and seal shall be valid and binding on the Company. Any such power so executed and sealed and certified by certificate so executed and sealed shall, with respect to any bond or undertaking to which it is attached, continue to be valid and binding on the Company.”
     IN WITNESS WHEREOF, THE CINCINNATI INSURANCE COMPANY has caused these presents to be sealed with its corporate seal, duly attested by its Vice President this 10th day of October, 2008.

THE CINCINNATI INSURANCE COMPANY
/s/ Thomas H. Kelly

STATE OF OHIO	) ss:	Vice President
COUNTY OF BUTLER	)
     On this 10th day of October 2008, before me came the above-named Vice President of THE CINCINNATI INSURANCE COMPANY, to me personally known to be the officer described herein, and acknowledged that the seal affixed to the preceding instrument is the corporate seal of said Company and the corporate seal and the signature of the officer were duly affixed and subscribed to said instrument by the authority and direction of said corporation.

/s/ MARK J. HULLER

MARK J. HULLER, Attorney at Law NOTARY PUBLIC — STATE OF OHIO My commission has no expiration date, Section 147.03 O.R.C.
     I, the undersigned Secretary or Assistant Secretary of THE CINCINNATI INSURANCE COMPANY, hereby certify that the above is a true and correct copy of the Original Power of Attorney issued by said Company, and do hereby further certify that the said Power of Attorney is still in full force and effect.
     GIVEN under my hand and seal of said Company at Fairfield, Ohio. this 2nd day of March 2010.

/s/ Gregory J. Schlaem

Secretary
BN-1005 (10/08)

THE
CINCINNATI INSURANCE COMPANIES
THE CINCINNATI INSURANCE COMPANY   THE CINCINNATI INDEMNITY COMPANY
THE CINCINNATI CASUALTY COMPANY       THE CINCINNATI LIFE INSURANCE COMPANY
Mailing Address: P.O. BOX 145496
                        CINCINNATI, OHIO 45250-5496
(513) 870-2000
THE CINCINNATI INSURANCE COMPANY
FINANCIAL STATEMENT
DECEMBER 31,2008

ASSETS

Cash		$499,529,958
Bonds		3,993,042,080
Stocks		2,696,387,304
Agents Balance Receivable		1,045,250,278
All Other Admitted Assets		401,877,201
TOTAL ADMITTED ASSETS		$8,636,086,821

LIABILITIES

Reserve for Losses and Loss Expense		$3,493,811,877
Reserve for Unearned Premiums		1,517,346,360
All Other Liabilities		264,630,877
Capital	$3,586,355
Surplus	3,356,711,352
		3,360,297,707

TOTAL LIABILITIES & EQUITY		$8,636,086,821

State of Ohio
County of Butler
Theresa A. Hoffer, Treasurer of The Cincinnati Insurance Company, being duly sworn for herself, deposes and says that she is the above described officer of the said company and that the above Financial Statement as of December 31, 2008 is true and correct to the best of her knowledge and belief.

/s/ Theresa A. Hoffer
Theresa A. Hoffer
Treasurer

Subscribed and sworn before me this 20th day of February, 2009.

/s/ VICKI A. GALL

VICKI A. GALL Notary Public, State of Ohio My Commission Expires 10-22-12